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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                        DualStar Technologies Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   263572 10 9
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                                 (CUSIP Number)


                                   Greg Cuneo
                             Chief Executive Officer
                        DualStar Technologies Corporation
                                11-30 47th Avenue
                           Long Island City, NY 11101

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 29, 1999
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

------------------------                        -------------------------------
CUSIP NO.   263572 10 9                         Page     2    of     8   Pages
          -------------                                 ---         ---
------------------------                        -------------------------------

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          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1      Blue Print Metals, Inc.

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
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   3      SEC USE ONLY

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          SOURCE OF FUNDS*
   4
          WC
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]

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          CITIZENSHIP OR PLACE OF ORGANIZATION

   6      New York

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                        SOLE VOTING POWER  * Includes warrants exercisable
                                             within 60 days to purchase
                                             60,000 shares

    NUMBER OF        7  185,000*
     SHARES
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY            SHARED VOTING POWER
      EACH           8
    REPORTING           0
     PERSON        -------------------------------------------------------------
      WITH              SOLE DISPOSITIVE POWER   * Includes warrants exercisable
                                                   within 60 days to purchase
                     9                             60,000 shares
                        185,000*
                   -------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                    10
                        0
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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           * Includes warrants exercisable
                                             within 60 days to purchase
                                             60,000 shares

  11      185,000*
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
          2.04%
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          TYPE OF REPORTING PERSON*
  14
          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

------------------------                        -------------------------------
CUSIP NO.   263572 10 9                         Page     3    of     8   Pages
          -------------                                 ---         ---
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          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1      Bruce S. Weksler

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
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   3      SEC USE ONLY

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          SOURCE OF FUNDS*
   4
          PF
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]

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          CITIZENSHIP OR PLACE OF ORGANIZATION

   6      New York

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                        SOLE VOTING POWER

    NUMBER OF        7  106,600*
     SHARES
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY            SHARED VOTING POWER    * Includes warrants exercisable
      EACH           8                           within 60 days to purchase
    REPORTING           185,000*                 60,000 shares
     PERSON        -------------------------------------------------------------
      WITH              SOLE DISPOSITIVE POWER

                     9
                        106,600*
                   -------------------------------------------------------------
                        SHARED DISPOSITIVE POWER * Includes warrants exercisable
                    10                             within 60 days to purchase
                        185,000*                   60,000 shares
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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           * Includes warrants exercisable
                                             within 60 days to purchase
                                             60,000 shares

  11      291,600*
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
          3.22%
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          TYPE OF REPORTING PERSON*
  14
          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------                        -------------------------------
CUSIP NO.   263572 10 9                         Page     4    of     8   Pages
          -------------                                 ---         ---
------------------------                        -------------------------------

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          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1      Joseph S. Weksler

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
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   3      SEC USE ONLY

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          SOURCE OF FUNDS*
   4
          PF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]

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          CITIZENSHIP OR PLACE OF ORGANIZATION

   6      New York

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                        SOLE VOTING POWER

    NUMBER OF        7  157,200
     SHARES
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY            SHARED VOTING POWER    * Includes warrants exercisable
      EACH           8                           within 60 days to purchase
    REPORTING           185,000                  60,000 shares
     PERSON        -------------------------------------------------------------
      WITH              SOLE DISPOSITIVE POWER

                     9
                        157,200
                   -------------------------------------------------------------
                        SHARED DISPOSITIVE POWER * Includes warrants exercisable
                    10                             within 60 days to purchase
                        185,000*                   60,000 shares
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           * Includes warrants exercisable
                                             within 60 days to purchase
                                             60,000 shares

  11      342,200
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
          3.78%
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          TYPE OF REPORTING PERSON*
  14
          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of DualStar Technologies Corporation, a Delaware corporation (the "Company"). This Statement is being filed by the Reporting Persons (as defined herein) to report acquisitions of Shares and warrants ("Warrants") to purchase shares of the Company as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Information contained in this statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.

         (i) Name and Issuer: DualStar Technologies Corporation (hereinafter referred to as the "Company" or "Issuer").

         (ii) Address of Issuer: 11-30 47th Avenue, Long Island City, New York 11101.

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $.01 par value (the "Common Stock").

         (iv)     Name and Address of Principal Executive Offices of Issuer:

                  11-30 47th Avenue, Long Island City, New York 11101.

Item 2.  Identity and Background.

         (a)-(c) This statement is being filed on behalf of Blue Print Metals, Inc. ("Blue Print") and, its only two shareholders, directors and officers, Bruce S. Weksler and Joseph S. Weksler (collectively, the "Reporting Persons").

                  Blue Print's principal business is buying, holding, selling real estate and other investments, and its principal place of business and offices are located at 8805 18th Avenue, Brooklyn, NY 11214. Bruce S. Weksler's ("Bruce") principal employment is as Vice President of Bruce Supply Corp., which is a plumbing supply company located at 8805 18th Avenue, Brooklyn, NY 11214. Joseph S. Weksler's ("Joseph") principal employment is as Secretary of Bruce Supply Corp.

         (d)(e) During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Blue Print is a New York corporation. Bruce and Joseph are each citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         All of the Shares of Common Stock and Warrants held by the Reporting Persons were acquired on open market purchases by the Reporting Persons from August 1, 1997 to June 30, 1999, at an aggregate purchase price of approximately $1.2 million. Such purchases were funded with working capital of Blue Print and personal funds of the other Reporting Persons. None of the Purchases made by the Reporting Persons were funded with borrowed money. To the extent that Shares may be held in a margin account, they may be pledged along with other positions in such accounts as collateral security for the repayment of debit balances in the account. Because other securities are held in such accounts, however, it is not possible to determine the amount, if any, of margin used by the Reporting Persons with respect to the Shares.

Item 4.  Purpose of Transaction.

         The Shares have been acquired by the Reporting Persons for investment purposes only. Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Each Reporting Person may at any time and from time to time acquire additional Shares or Warrants. The Reporting Persons have no plans to effect any of the transactions required to be described in
         Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Blue Print beneficially owns 125,000 shares of common stock and 60,000 Warrants, which constitutes approximately 2.04% of the Company's outstanding shares of Common Stock.

                  Bruce S. Weksler may be considered the beneficial owner of (a) 106,600 shares of Common Stock, (b) 125,000 shares of the Common Stock and 60,000 Warrants beneficially owned by Blue Print, as to which shares Bruce disclaims beneficial ownership , (c) 27,600 shares of Common Stock, which are held in trust for Mr. Bruce Weksler's minor children, as to which shares Bruce has disclaimed beneficial ownership and (d) 157,200 shares of Common Stock beneficially owned by Mr. Joseph Weksler, as to which shares Bruce disclaims beneficial ownership, representing in the aggregate 5.26% of the Company's outstanding shares of Common Stock.

                  Joseph S. Weksler may be considered the beneficial owner of
                  (a) 157,200 shares of Common Stock, (b) 125,000 shares of the Common Stock and 60,000 Warrants beneficially owned by Blue Print, as to which shares Joseph disclaims beneficial ownership, and (c) 106,600 shares of Common Stock beneficially owned by Mr. Bruce Weksler, as to which shares Joseph disclaims beneficial ownership, representing in the aggregate 4.95% of the Company's outstanding shares of Common Stock.

                  Each of the above calculations is based on outstanding Shares information derived from the Company's most recently filed Form 10-Q, after giving effect to Shares subject to options, warrants, rights or convertible securities owned by the Reporting Persons.

         (b) Blue Print has the sole power to vote and the sole power to dispose of 125,000 shares of Common Stock and 60,000 warrants that it beneficially owns. Bruce and Joseph, as the only shareholders, directors and officers of Blue Print, may be deemed to have shared power to vote and shared power to dispose of the shares held by Blue Print.

                  Bruce has the sole power to vote and the sole power to dispose of 134,200 shares of Common Stock.

                  In addition, Joseph has the sole power to vote and the sole power to dispose of 157,200 shares of Common Stock.

         (c) Mr. Bruce Weksler purchased approximately 49,000 shares in open market transactions on or about June 29, 1999 at an average cost of $4.92 per share, 1,000 shares in open market trasactions on or about June 15, 1999 at an average cost of $3.75 per share, 10,000 shares in open market transactions on or about May 20, 1999 at an average cost of $5.00 per share, and 5,000 shares in open market transactions on May 6, 1999 at an average cost of $4.00 per share. In addition, Mr. Bruce Weksler in trust for his minor children purchased 6,000 shares in open market transactions on or about May 17, 1999 at an average cost of $3.85 per share and 7,600 shares in open market transactions on or about May 4, 1999 at an average cost of $3.94 per share.

                  Mr. Joseph Weksler purchased approximately 11,700 shares in open market transactions on or about May 20, 1999 at an average cost of $5.37 per share, and 15,200 shares in open market transactions on or about May 4, 1999 at an average cost of $4.00 per share.

                  There were no other purchases or sales of the Shares by the Reporting Persons in the past 60 days.

         (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None.


Item 7.  Material to Be Filed as Exhibits

         None


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               BLUE PRINT METALS, INC.

                                               By: /s/ Joseph Weksler
                                                  ---------------------------
                                               Name: Joseph Weksler
                                               Title: Secretary


                                                /s/ Bruce Weksler
                                               ------------------------------
                                               Bruce Weksler




                                                /s/ Joseph Weksler
                                               ------------------------------
                                               Joseph Weksler

July 2, 1999